SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No. 1)*

School Specialty, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

807863 10 5

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
6 East 43rd Street, 23rd Floor
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 8 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons
    Robert E. Robotti

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of	
Shares	7. Sole Voting Power: -0-
Beneficially	8. Shared Voting Power: -0-
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     -0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
     0%

14. Type of Reporting Person (See Instructions)
     IN, HC

1. Names of Reporting Persons
   Robotti & Company, Incorporated

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: -0-	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: -0-	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    -0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    0%

14. Type of Reporting Person (See Instructions)
    CO, HC

1. Names of Reporting Persons
    Robotti & Company, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of   7. Sole Voting Power: -0-
Shares
Beneficially   8. Shared Voting Power: -0-
Owned by
Each   9. Sole Dispositive Power: -0-
Reporting
Person With   10. Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    -0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    0%

14. Type of Reporting Person (See Instructions)
    OO, BD

1. Names of Reporting Persons
    Robotti & Company Advisors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: -0-
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     -0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
     0%

14. Type of Reporting Person (See Instructions)
     OO, IA

This Statement on Schedule 13D Amendment No. 1 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Statement amends the Initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement," and as so amended, the "Schedule 13D") relating to shares of the Common Stock, $0.001 par value per share (the "Common Stock"), of School Specialty, Inc. (the "Issuer"), filed on May 25, 2012 with the Commission as specifically set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated to read as follows:

(a)-(b) As of January 29, 2013, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Common Stock	Number of Common Stock: Sole Power to Vote or Dispose	Number of Common Stock: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti	0	0	0	0%
ROBT	0	0	0	0%
Robotti & Company	0	0	0	0%
Robotti Advisors	0	0	0	0%

*Based on 19,178,949 shares of Common Stock, $0.001 par value per share outstanding as of December 6, 2012 as disclosed in the Issuer's Quarterly Report on Form 10-Q, for quarter ended October 27, 2012, filed with the Securities and Exchange Commission on December 6, 2012.
**Less than one percent.

(c) The table below lists all the transactions in the Issuer's Common Stock in the past sixty days by the Reporting Persons. All such transactions were made by Robotti & Company and Robotti Advisors in the open market.

Transactions in Shares Within The Past Sixty Days*

Party	Date of Purchase/ Sale	Number of Common Stock	Buy/Sell	Price Per Unit
Robotti Advisors' Advisory Clients	11/28/2012	3,100	BUY	$1.4865
Robotti Advisors' Advisory Clients	11/30/2012	(1,400)	SELL	$1.40
Robotti Advisors' Advisory Clients	12/03/2012	(5,800)	SELL	$1.4103
Robotti Advisors' Advisory Clients	12/12/2012	(3,800)	SELL	$1.05
Robotti Advisors' Advisory Clients	12/28/2012	(12,650)	SELL	$0.9146

Robotti Advisors' Advisory Clients	01/03/2013	(915)	SELL	$1.06
Robotti Advisors' Advisory Clients	01/17/2013	(1,300)	SELL	$0.6860
Robotti Advisors' Advisory Clients	01/22/2013	(199,524)	SELL	$0.6472
Robotti Advisors' Advisory Clients	01/22/2013	(228,115)	SELL	$0.6431
Robotti Advisors' Advisory Clients	01/23/2013	(149,909)	SELL	$0.6331
Robotti Advisors' Advisory Clients	01/24/2013	(45,713)	SELL	$0.6288
Robotti & Company's Discretionary Customers	01/25/2013	(18,227)	SELL	$0.61
Robotti Advisors' Advisory Clients	01/25/2013	(87,989)	SELL	$0.608
Robotti Advisors' Advisory Clients	01/28/2013	(590,390)	SELL	$0.1391
Robotti Advisors' Advisory Clients	01/28/2013	(278,785)	SELL	$0.1271
Robotti & Company's Discretionary Customers	01/29/2013	(26,773)	SELL	$0.1261

*In addition to the transactions listed above, during the period one or more accounts, which held a total of 1,700 shares of Common Stock, ceased being an advisory client of Robotti Advisors.

(e) As of January 25, 2013, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock.

(The remainder of this page was intentionally left blank)

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 29, 2013

Robotti & Company, Incorporated

/s/ Robert E. Robotti	By: /s/ Robert E. Robotti
Robert E. Robotti	Name: Robert E. Robotti
	Title: President and Treasurer

Robotti & Company, LLC   Robotti & Company Advisors, LLC

By: /s/ Robert E. Robotti	By: /s/ Robert E. Robotti
Name: Robert E. Robotti	Name: Robert E. Robotti
Title: President and Treasurer	Title: President and Treasurer